Friends,

The past 60 days have been incredibly busy and fruitful. It's hard to look back on everything we've accomplished without feeling a bit surprised at how far we've come and how quickly. Right now, we've got about $75,000 in the bank. Including strong verbal commitments, we've raised around $203,000 from 10 amazing investors.

We're aiming to choose a development shop in the next two weeks. We're evaluating both offshore and onshore options to compare pricing, timelines, their understanding of the Sharebot model, and most importantly their willingness to test quickly and preserve cash while keeping us nimble.

Josh, our CTO, has been instrumental here. He's logged dozens of hours getting us to this point. He's not just looking for technical skills at the right price. He's also focused on finding a team that fits our culture and is ready for this marathon sprint.

Next up, Kameron, our brand manager / designer, will begin working with MintCRO and our media buyer on early color block ads. The goal is to begin defining who and where our ideal partners and end users are. One of the groups we're excited about targeting is the "frustrated investor." Money is expensive right now and the market is uncertain. These conditions create a compelling reason for investors to consider something new.

If the "Big Beautiful Bill" passes, it could allow investors to acquire several robotic assets, fully depreciate them in year one, and begin generating cash flow immediately through the Sharebot platform. One of our early investors is already planning to purchase and list several robots once we're live.

Once we choose a dev shop, we're targeting a 90 day timeline to launch our MVP. This is where I have the most concern. While our core team is willing to push hard, it's still unclear whether a 90 day MVP is realistic. We're going to keep pushing and see what happens.

To optimize the timeline, we're exploring prebuilt backend solutions like Stripe Pay, Plaid, or even a full marketplace backend like Sharetribe. That would allow our team to focus on API integrations and front end user experience. Once we reach 5,000 to 10,000 assets on platform, we'll move to a fully custom tech stack to remove any dependencies on leased services, giving us stronger valuation and a more tailored experience for both partners and users.

We're still weighing whether to launch with an app or a mobile optimized website. Apps come with advantages, but a website allows us to fix bugs and make improvements much faster. We'll make that decision after selecting the dev shop.

How can you help?
Curate your social media feeds toward robotics content. Just like or follow anything related to humanoid robots or robotics in general. Search for things like Optimus Robot or Boston Dynamics to help the algorithms do the rest. And if you find a helpful article or relevant breakthrough, feel free to send it our way. If we don't respond, please don't take it personally. We're pushing hard right now and staying focused.

I came across a great quote from Tim Grover on the Eddie Wilson podcast:

"Winning is not a marathon. It's a sprint with no finish line."

That hit home. I immediately downloaded *Winning: The Unforgiving Race to Greatness* and dove in. It's rare that a quote fits so well. I don't see a finish line. I'm trying to build a billion dollar business, something massive in its own right. But more than that, I want that business to open doors to meet real needs. Through our brand Empower Good and the Sling and Stone Foundation (soon to launch), we plan to pour what we've built into the places that need it most. The ultimate goal is to bring peace and love to people who have yet to experience the hope that only the Creator can offer.

Thank you for being part of this journey.

Pray for us. Cheer for us. Don't blink.

We are moving fast.

Date	Day(s)	Breakthrough
04/04/2025	0	Idea
04/04/2025 - 04/15/2025	0-11	Business plan drawn up, name ideation, brainstorm, research, valuation …
04/12/2025	8	Design kit ordered
04/16/2025	12	Share.bot domain purchased
04/18/2025	14	COO hired
04/25/2025	21	CTO hired
05/02/2025	28	Gust Launch / C-corp and stock platform
05/15/2025	41	Domain registered to G-suite / corporate emails and drive
05/16/2025	42	Migrated to slack and corporate

		email
05/20/2025	47	Initiated dev shop discussions
05/20/2025 - 06/06/2025	47-63	Dev shop interviews and exploration
05/21/2025	48	MintCRO established as primary media buyer
05/21/2025	48	Wefunder set up / Crown funding platform for non-qualified investors
05/21/2025	48	Joined Gust Mission Control (office hours for startup advice)
05/21/2025	48	Facebook page opened for ad team
05/21/2025	48	Landed on logo and design style
05/23/2025	50	Brand designer hired
05/24/2025	51	Webflow purchase and teaser website launched
06/01/2025	58	LOGO stickers ordered for investors / top of mind / prayer
06/02/2025	59	Kam to finish letterhead, branded "thank you" cards and business cards
06/03/2025	60	First shareholder update
06/06025	63	TARGET dev shop selection

06/23/2025	80	TARGET Latest expected project launch with development firm
09/04/2025	153	TARGET MVP Launch date / Dave's date

--
Dave Parton
CEO Sharebot, Inc